SECUR 09040961 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 49020

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2008 (MM/DD/YY) AND ENDING 03/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTERNATIONAL FINANCIAL SOLUTIONS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 GLENLAKE PARKWAY, SUITE 700
(No. and Street)

ATLANTA, GA 30328
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Amundsen (212) 709-8250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yin Shen Co., CPA
(Name – *if individual, state last, first, middle name*)

31 - 50 140th Street, Suite 6C, Flushing, New York 11354
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexys McKenzie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Financial Solutions, Inc., as of March 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

CHARLES R. BURDITT, JR. NOTARY EXPIRES GEORGIA MAR. 12, 2012 PUBLIC FULTON COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

International Financial Solutions, Inc.

CONTENTS

Yin Shen Co. CPA
3150 140th Street, Room 6c
New York, New York 11354
Tel: 718-358-7956, Fax: 718-358-1281

Report of Independent Registered Public Accounting Firm

Board of Directors
International Financial Solutions, Inc

We have audited the accompanying statement of financial condition of International Financial Solutions Inc. (the Company) as of March 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Financial Solutions, Inc. at March 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yin Shen
Yin Shen Co. CPA
New York, New York
May 26, 2009

International Financial Solutions, Inc.

Statement of Financial Condition
March 31, 2009

ASSETS

Cash & cash equivalent	$	3,495
Commission Receivable		13,843
Marketable securities		89,658
Clearing deposit		20,288
Total assets	$	127,284

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accrued expense	$	14,000
Total liabilities		14,000
Stockholders' Equity		
Common stock - non par value, 1,000,000 shares issued and outstanding		25,000
Additional paid-in capital		142,526
Retained earnings		(54,242)
Total stockholders' equity	$	113,284
Total liabilities and stockholders' equity	$	127,284

The accompanying notes are an integral part of these financial statements

International Financial Solutions, Inc.

Statement of Income
for the Year Ended March 31, 2009

REVENUES:	
Fee and commissions income	$ 408,199
Unrealized gains and losses	(11,272)
Interest and dividends	998
	397,925
EXPENSES:	
Commission expenses	98,743
Officer compensation and salaries	46,000
Clearing and executions	45,433
Management fees	194,960
Occupancy	6,000
Regulatory fees	6,550
Professional fees	11,250
Other expenses	4,364
Total expense	413,300
INCOME BEFORE INCOME TAXES	(15,376)
PROVISION FOR INCOME TAXES	100
NET INCOME (LOSS)	$ (15,476)

The accompanying notes are an integral part of these financial statements

International Financial Solutions, Inc.

Statement of Changes in Stockholders' Equity
for the Year Ended March 31, 2009

	Capital Stock Shares	Capital Stock Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance at March 31, 2008					
Net income(loss)	1,000,000	25,000	107,526	(38,766)	93,760
Changes in Capital					-
				(15,476)	(15,476)
Balance at	-		35,000	-	35,000
March 31, 2009					
	1,000,000	25,000	142,526	(54,242)	113,284

The accompanying notes are an integral part of these financial statements

International Financial Solutions, Inc.

Statement of Cash Flows
for the Year Ended March 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		(15,476)
Adjustments to reconcile net income to net cash used in operating activities:		
Clearing deposit	(9,788)	
Accrued expense payable	1,500	
Marketable securities	(89,657)	
Commission and other receivable	(962)	
Total adjustments		(98,908)
Net cash used in operating activities		(114,383)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment		-
Net cash used in investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Additional paid in	35,000	35,000
Net cash provided by financing activities		35,000
INCREASE IN CASH		(79,383)
CASH AT BEGINNING OF THE YEAR		82,878
CASH AT END OF THE YEAR		3,495

The accompanying notes are an integral part of these financial statements

International Financial Solutions, Inc.
Notes to Financial Statements

For the Year Ended March 31, 2009

1. Organization and nature of business

International Financial Solutions, Inc. (the Company) is an introducing broker/dealer registered with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company engaged in the business of sales of securities. The Company does not carry customer accounts and is exempt from SEC customer protecting rules. The Company is a Pennsylvania corporation formed on September 21, 1993 and is authorized doing business in the state of Georgia. The name under which it was formed was Alzaid Financial Services, Inc.

2. Significant Accounting Policies

a. Income recognition:
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

b. Property and equipment:
Furniture and equipment are provided and managed by an affiliated company, International Financial Solutions, LLC. The Company pays the usage through a management agreement. (See note 4)

c. Cash and cash equivalents:
For purpose of statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not hold for sale in the ordinary course of business.

d. Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

e. Accounting method
The Company prepares its financial statements on the accrual basis of accounting.

3. Income taxes:

The Company did not pay or accrued federal income taxes due to the losses in current year and losses carryover from prior years. However, the company is liable to minimum state corporate income taxes.

The Company has assessed the impact of FASB Interpretation No. 48 and has determined that no material liability is required to be recorded.

4. Related party transactions

Through common ownership and management, the Company is affiliated with International Financial Solutions, LLC. (the LLC) The Company has entered into a management agreement with the LLC wherein it is agreed that the LLC will provide managerial and/or consulting services. The LLC also agreed to pay on behalf of the Company the expenses such as rent, administrative and office expenses. In exchange the Company pays the management fees for these management and services. The Company paid $194,960, excluded officers' compensations and salaries for $46,000, as management fees to the LLC for the year ended March 31, 2009.

5. Contingencies

The Company's predecessor clearing broker-dealer, North America Clearing, was insolvent in May 2008. The Company has the security deposit in the amount of $10,568.21 with North America at the time of the assets seized by the bankruptcy court. The Company recovered $5,280.01 thereafter and the balance of $5,288.20 is subject to 90% ratable allocation.

6. Financial Instruments with Off-Balance-Sheet Credit Risk:

The Company's customers may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk. In addition, customers may sell securities they do not own and therefore will be obligated to purchase such securities at a future date. Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments.

The Company seeks to control the aforementioned risk by monitoring all transactions entered into on a daily basis and insuring that no incorrect trades are recorded.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and minimum dollar amount of net capital requirement is $5,000. At March 31, 2009, the Company was in compliance with these regulations and had net capital of $104,138, which was $99,138 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.13 to 1.

International Financial Solutions, Inc.
Supplement Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of March 31, 2009

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS form X-17A-5.

SCHEDULE I

International Financial Solutions, Inc.

Computation of Net capital Under rule 15c3-1 of the
Securities and Exchange Commission
As of March 31, 2009

NET CAPITAL		
Total stockholders' equity		$ 113,284
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		113,284
Deductions:		
Non allowable assets		
Security deposit - North America	(5,288)	(5,288)
		107,996
Net capital before haircuts on securities positions		
Haircuts on securities		
Marketable securities	(1,517)	
Money Market	(1,591)	
Clearing security deposit	(750)	(3,858)
NET CAPITAL		$ 104,138
AGGREGATE INDEBTEDNESS		
Account payable	-	
Accrued expense	14,000	14,000
Total aggregate indebtedness		$ 14,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		$ 933
Minimum dollar required:		$ 5,000
Excess net capital		$ 99,138
Excess net capital at 1,000% (Net capital - 10% of AI)		$ 102,738
Ratio: Aggregate indebtedness to net capital		0.13

International Financial Solutions, Inc.

Schedule I (cont.)

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of March 31, 2009)			
Net capital, as reported in Company's Part II (unaudited amended) FOCUS report		$	97,750
Adjustments:			
Difference due to offsetting various assets accounts against related liabilities	5,676		
Other audit adjustments (net)	(38)		
Hair cut on Clearing security deposit	750		6,388
Net capital per above		$	104,138

Report on Internal Control Structure Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC rule 15c3-3

Board of Directors
International Financial Solutions, Inc

In planning and performing our audit of the financial statements of International Financial Solutions, Inc. (the Company), as of and for the year ended March 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and those transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yin Shen
Yin Shen Co. CPA
New York, New York
May 26, 2009